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STUART STRAUSS

stuart.strauss@dechert.com +1 212 698 3529 Direct +1 212 698 0452 Fax

September 18, 2017

Securities and Exchange Commission
Judiciary Plaza
100 F Street, N.E.
Washington, D.C. 20549
Attn: Megan Miller

Re:	VanEck Vectors ETF Trust (the “Trust”) (File Nos. 333-123257 and 811-10325)

Dear Ms. Miller:

Thank you for your additional telephonic comment with respect to your review pursuant to the Sarbanes-Oxley Act of 2002 of certain annual reports and other filings of the Trust and its separate series. The Trust has considered your comment and has authorized us to make the response discussed below on its behalf. Below, we provide a response to such comment, as requested.

Comment	1. The Securities and Exchange Commission staff (“Staff”) notes that VanEck Vectors High Income Infrastructure MLP ETF and VanEck Vectors High Income MLP ETF (together, the “MLP Funds”) assumed the assets and liabilities of their predecessor funds through a plan of reorganization (the “Reorganization”). In connection with the Reorganization, the independent accountant to the MLP Funds changed. Please amend the MLP Funds’ Form N-SAR to comply with the requirements of Form N-SAR Item 77k: Changes in registrant’s certifying accountant. The Staff takes the position that Form N-SAR Item 77k requirements apply to each series of a registrant separately.
Response	1. We hereby confirm that the Trust will file an amended Form N-SAR for the MLP Funds that complies with the requirements of Form N-SAR Item 77k: Changes in registrant’s certifying accountant.

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If you have any questions, please feel free to contact Tiina Vaisanen at (212) 649-8727 or me at (212) 698-3529.

Very truly yours,

/s/ Stuart M. Strauss

Stuart M. Strauss